

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
AUG 2 7 2003
516

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NELSON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

W. 601 MAIN STEET STE 1118
(No. and Street)

SPOKANE (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK K DONAHUE 509-838-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDIRMID, MIKKELSEN & SECREST, P.S.
(Name – *if individual, state last, first, middle name*)

W. 926 SPRAGUE STE 380 SPOKANE, WA 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT O. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NELSON SECURITIES, INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


OFFICIAL SEAL
HEIDI JO VOSE
NOTARY PUBLIC
STATE OF WASHINGTON
MY COMMISSION EXPIRES
OCTOBER 7, 2004

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2003
WASH. D.C. 188 SECTION

NELSON SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
June 30, 2003 and 2002

NELSON SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2003 and 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

August 5, 2003
Spokane, Washington

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2003 and 2002

ASSETS	2003	2002
Cash and cash equivalents	$ 359,429	$ 163,935
Receivable from clearing broker	4,769	6,598
Investment advisory fees and commissions receivable	186,935	215,195
Other receivable	6,225	8,825
Federal income tax receivable	236	2,004
Marketable securities owned:		
Trading account	11,976	96,760
Investment account		107,730
Prepaid expenses	26,942	31,151
Deposit with clearing house	25,000	25,000
Furniture and equipment	25,632	56,514
Newsletter publishing rights, less accumulated amortization of $48,838 and $43,148	36,510	42,198
	$ 683,654	$ 755,910

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Payable to vendors	$ 31,561	$ 37,433
Payroll and business taxes payable	30,311	11,178
Federal and state income taxes payable	25	25
Deferred advisory service revenue	64,284	110,377
Deferred subscription revenue	14,763	26,792
	140,944	185,805
Stockholders' equity:		
Common stock, $100 par value Authorized, 500 shares; Issued and outstanding, 100 shares	10,000	10,000
Additional paid-in capital	252,734	252,734
Retained earnings	279,976	307,371
	542,710	570,105
	$ 683,654	$ 755,910

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF OPERATIONS

for the years ended June 30, 2003 and 2002

	2003	2002
Revenues:		
Investment advisory fees and commissions	**$ 2,764,827**	$ 3,302,476
Trading commissions	**122,132**	148,711
Trading income (loss)	**5,748**	(79,500)
Newsletter income	**45,799**	52,728
Other income	**125,000**	
Loss on disposal of assets	**(10,873)**	
Interest and dividend income	**18,367**	15,179
	3,071,000	3,439,594
Expenses:		
Salaries and commissions	**1,734,537**	1,964,510
Licenses and regulatory fees	**91,115**	63,195
Payroll taxes	**128,938**	144,268
Telephone and utilities	**89,875**	110,004
Occupancy and leases expense	**278,253**	243,501
Auto	**29,374**	32,350
Office expense and postage	**122,663**	121,425
Travel and entertainment	**30,807**	33,639
Credit union access fees	**67,848**	93,310
Consulting expense	**44,000**	66,000
Newsletter expense	**56,085**	63,766
Continuing education expense	**757**	2,972
Business and property taxes	**33,008**	54,372
Dues and subscriptions	**3,763**	7,632
Depreciation and amortization	**25,697**	33,702
Professional services	**73,846**	41,154
Insurance	**111,885**	134,160
Quotation service	**45,178**	60,658
401(k) plan expense	**29,527**	35,328
Miscellaneous	**100,650**	105,561
	3,097,806	3,411,507
Income (loss) before income taxes	**(26,806)**	28,087
Federal and state income taxes:	**589**	7,665
Net income (loss)	**$ (27,395)**	$ 20,422

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended June 30, 2003 and 2002

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, July 1, 2001	100	$ 10,000	$ 252,734	286,949	$ 549,683
Net income for the year ended June 30, 2002				20,422	20,422
Balances, June 30, 2002	100	10,000	252,734	307,371	570,105
Net loss for the year ended June 30, 2003				(27,395)	(27,395)
Balances, June 30, 2003	**100**	**$ 10,000**	**$ 252,734**	**$ 279,976**	**$ 542,710**

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS

for the years ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (27,395)	$ 20,422
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	25,697	33,702
Loss on disposal of assets	10,873	
Changes in assets and liabilities:		
Net receivable from clearing broker	1,829	(2,261)
Net fees and commissions receivable	28,260	81,365
Other receivables	2,600	(5,710)
Federal income tax receivable	1,768	(2,004)
Marketable securities owned, net	192,514	71,906
Prepaid expenses	4,209	(11,657)
Payable to vendors	(5,872)	(45,103)
Payroll and business taxes payable	19,133	(1,115)
Other liabilities		(179,000)
Federal and state income taxes payable		(7,418)
Deferred advisory service revenue	(46,093)	(40,771)
Deferred subscription revenue	(12,029)	(57)
Total adjustments	222,889	(108,123)
Net cash provided by (used in) operating activities	195,494	(87,701)
Cash flows from investing activities:		
Purchase of furniture and equipment		(3,046)
Net increase (decrease) in cash and cash equivalents	195,494	(90,747)
Cash and cash equivalents at beginning of year	163,935	254,682
Cash and cash equivalents at end of year	$ 359,429	$ 163,935
Supplemental disclosure of cash paid for income taxes	$ 825	$ 9,644

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. The Company and Significant Accounting Policies:

Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California, and Orlando, Florida.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company places its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be a significant credit risk. For purposes of the balance sheet classification and statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one month or less to be cash equivalents.

The Company's accounts receivable consist primarily of commissions due from various insurance companies and other broker/dealers under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

Marketable securities owned by the Company are stated at market value.

Continued

1. The Company and Significant Accounting Policies, *continued*:

Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over estimated useful lives from 5 to 7 years. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

The purchase cost of publishing rights for an investment newsletter is being amortized on the straight-line method over 15 years.

The Company's policy is to expense advertising costs when incurred.

2. Furniture and Equipment:

Furniture and equipment at June 30, 2003 and 2002 consisted of the following:

	2003	2002
Furniture and fixtures	**$139,224**	$168,569
Computer equipment	**104,424**	114,018
Telephone system	**56,846**	56,846
	300,494	339,433
Less accumulated depreciation	**274,862**	282,919
	$ 25,632	$ 56,514

Depreciation expense for the years ended June 30, 2003 and 2002 was $20,007 and $28,012, respectively.

3. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company was required to maintain minimum net capital of $50,000, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $436,149 and $382,207 at June 30, 2003 and 2002, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .32 to 1 and .49 to 1 at June 30, 2003 and 2002, respectively.

Continued

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS, *Continued*

4. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 12% of their salaries with the Company matching 25% of the participant's deferral. For the years ended June 30, 2003 and 2002, the Company's contribution was $26,196 and $33,326, respectively.

5. Income Taxes:

Differences between the Company's effective income tax rate and the statutory rate results principally from certain non deductible expenses. The income tax provision at June 30, 2003 and 2002 consisted of the following:

	2003	2002
Federal income taxes (benefit)	$ (236)	$ 6,840
State income taxes	825	825
	$ 589	$ 7,665

6. Lease Commitments:

The Company leases its Spokane, Orlando and San Diego office space for $11,226 monthly under operating lease agreements. The Spokane lease expires April 2006, and includes an escalation clause. Both the Orlando and San Diego lease agreements have terms remaining of less than one year. Lease expense including utilities for all locations was $177,318 and $135,184 for the years ended June 30, 2003 and 2002, respectively.

Future minimum payments under noncancellable office space leases having initial or remaining lease terms in excess of one year as of June 30, 2003, are as follows:

Years Ended June 30,	
2004	$ 91,186
2005	64,260
2006	56,200
	$211,646

Continued

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS, *Continued*

6. Lease Commitments, *continued*:

The Company leases various equipment from NFS Leasing, L.L.C., which is owned 100% by the stockholder of the Company. The lease agreements currently provide for rent of $7,461 per month including applicable sales tax. Rent expense paid under these agreements was $100,935 and $108,317 for the years ended June 30, 2003 and 2002, respectively. Future minimum annual rents due under these agreements are as follows:

Years Ended June 30,	
2004	$ 83,490
2005	74,841
2006	62,405
2007	19,734
2008	11,963
Thereafter	4,851
	$257,284

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Nelson Securities, Inc. as of and for the year ended June 30, 2003, and have issued our report dated August 5, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auding procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen + Secrest, P.S.

August 5, 2003
Spokane, Washington

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2003

Net capital:		
Stockholders' equity:		
Common stock	$ 10,000	
Additional paid-in capital	252,734	
Retained earnings	279,976	
Total stockholders' equity		**$ 542,710**
Deductions:		
Non-allowable assets:		
Other receivables	6,225	
Prepaid expenses	26,942	
Furniture and equipment at cost, net of accumulated depreciation	25,632	
Newsletter publishing rights, net of accumulated amortization	36,510	
		95,309
Net capital before haircut on securities positions		**447,401**
Haircuts on securities		**11,872**
Net capital		**$ 435,529**
Required net capital		**$ 50,000**
Excess net capital		**$ 385,529**
Aggregate indebtedness:		
Payable to vendors	$ 31,561	
Payroll and business taxes payable	30,311	
State income taxes payable	25	
Deferred advisory service revenue	64,284	
Deferred subscription revenue	14,763	
Total aggregate indebtedness		**$ 140,944**
Ratio of aggregate indebtedness to net capital		**.32 to 1**

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
June 30, 2003

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

NELSON SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
June 30, 2003

Net capital:		
Net capital as reported on FOCUS REPORT	$ 431,780	
Audit adjustment to increase federal income taxes refundable	236	
Audit adjustment to decrease deferred subscription revenue	3,513	
Net capital which should have been reported		**$ 435,529**
Net capital as computed on page 11		**$ 435,529**
Aggregate indebtedness:		
Aggregate indebtedness as reported on FOCUS REPORT	$ 144,457	
Audit adjustment to decrease deferred subscription revenue	(3,513)	
Aggregate indebtedness which should have been reported		**$ 140,944**
Aggregate indebtedness as computed on page 11		**$ 140,944**

NELSON SECURITIES, INC.

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2003

Nelson Securities, Inc acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Nelson Securities, Inc. for the year ended June 30, 2003, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and the practices and procedures is to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
Nelson Securities, Inc.

Because of the inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

McDirmid, Mikkelsen & Secrest, P.S.

August 5, 2003
Spokane, Washington